EXHIBIT 99.1

Internet Gold Announced Signing of the Definitive Agreement for the Searchlight Transaction

Ramat Gan, Israel – June 24, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced signing of the definitive agreement for the ‘Searchlight Transaction’ by the parties thereto – the Company, B Communications Ltd. (“BComm”), Searchlight II BZQ, L.P. (“Searchlight SPC”) and T.N.R. Investments Ltd. (“Fuhrer SPC” and together with Searchlight SPC, the “Purchasers”).

As previously announced by the Company, the transaction will include, inter alia, the sale by the Company of its entire holdings in BComm for an aggregate amount of NIS 225 million and an investment by the Company in BComm of NIS 345 million (comprised of the amount to be paid by the Purchasers and an additional amount of NIS 120 million). Pursuant to the transaction, the Company will receive NIS 310 million par value of Series C debentures of BComm as well as 8,383,234 ordinary shares of BComm.

Upon the closing of the transaction, the Purchasers will also invest an additional amount of NIS 260 million in BComm in consideration for 62,275,450 ordinary shares of BComm.

In addition, BComm will offer its shareholders (other than the Company) the right to subscribe for additional ordinary shares in an aggregate amount of up to NIS 35 million (the “Aggregate Offering Amount”). Any portion of the Aggregate Offering Amount not subscribed by BComm’s shareholders shall be subscribed by Searchlight SPC.

Pursuant to the transaction, certain amendments of BComm’s Series C debentures will become effective and BComm will issue new Series D debentures.

The share purchase agreement includes, inter alia, representations by the Company, including with respect of authorization to enter into the transaction, required consents, certain representations relating to BComm and representations relating to undisclosed proceedings. The agreement further provides for certain covenants by the parties during the period between signing and closing, including, exclusivity, making the required filings with the Ministry of Communications, obtaining of a court approval and the approval of the shareholders of BComm, as well as certain restricted actions by the Company, BComm or Bezeq.

The share purchase agreement includes certain conditions to closing, including the receipt of a court approval, the issuance of a control permit to the Purchasers from the Ministry of Communications, antitrust approvals, absence of material adverse effect, designation of board members on behalf of the Purchasers on the boards of directors of BComm and Bezeq, and minimum liquidity and maximum indebtedness of BComm upon Closing.

There is no certainty that the transaction will be consummated.

A copy of the transaction documents was previously submitted to the U.S. Securities and Exchange Commission on Form 6K.

As previously announced, if the transaction is consummated, the Company will not be able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350 of the Israeli Companies Law. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that the creditors of the Company will receive, inter alia, 100% of the shares of the Company.

Note

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Transaction will be consummated.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000